Mail Stop 3561

September 19, 2007

Robert J. Vold, Chief Financial Officer
Gander Mountain Company
189 East Fifth Street, Suite 1300
Saint Paul, Minnesota 55101

> **Re: Gander Mountain Company**
> **Registration Statement on Form S-3**
> **Filed August 23, 2007**
> **File No. 333-145643**

Dear Mr. Vold:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering for resale a total of 6,130,183 shares, including 5,701,255 shares offered by Gratco, an entity controlled by your chairman of the board, and that a total of 5,701,255 shares of your outstanding common stock are held by non-affiliates. Please advise us of the basis for determining that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) on a shelf basis. Alternatively, please fix the price of the shares to be offered for resale for the duration of the offering as this offering would not appear to be able to be made "at the market" pursuant to Rule 415(a)(4) if the offering is by or on behalf of the registrant.   With respect to the

shares offered by each selling stockholder, please address the following factors in your analysis:

- how long the selling shareholders have held the securities,
- the circumstances under which the selling shareholders received the securities,
- the selling shareholders' relationship to the issuer,
- the amount of securities involved,
- whether the sellers are in the business of underwriting securities, and
- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Please refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. D.29. (July 1997).

Where You Can Find More Information and Incorporation of Certain…, page iii

2. We note that you have not incorporated by reference your current reports on Forms 8-K that you filed on September 17, 2007, March 5, 2007 and February 16, 2007. Please revise to incorporate these documents by reference.

3. Also, please include in this section your Quarterly Report on Form 10-Q for the period ended August 4, 2007 that you filed on September 18, 2007.

Selling Shareholders, page 10

4. Please tell us whether your selling shareholders are broker-dealers or affiliated with broker-dealers. If any of your selling shareholders are broker-dealers, please disclose that he, she, or it is an "underwriter" within the meaning of the Securities Act of 1933. Also, if applicable, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state that the selling shareholder is a broker-dealer, and to state that the selling shareholder is an underwriter with respect to the shares that it is offering for resale.

5. Further, if any of your selling shareholders are affiliates of a broker-dealer, please disclose, if true, that:

- the seller purchased the shares in the ordinary course of business, and
- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

Item 17. Undertakings, page II-2

6. We note that you have included in paragraph (a)(4)(b) of this section the undertakings required for a company relying on Rule 430B. Instead, it appears that you should, in fact, include the undertakings required for a company relying on Rule 430C. Therefore, please replace the undertakings required for Rule 430B with the undertakings required by Rule 430C, which can be found in Item 512(a)(5)(ii) of Regulation S-K, or tell us why it is not appropriate for you to do so.

Exhibit Index, page II-5

7. Please revise footnote (4) to state that the Current Report on Form 8-K that was filed on December 13, 2007 as opposed to December 13, 2006.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Counsel, at (202) 551-3323, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Morgan Burns, Esq.
        Faegre & Benson LLP
        Via Facsimile